Eletrobrás

Praia do Flamengo, 66 - 8° andar
22.210-903 Rio de Janeiro RJ
BR
Tel: 2514-6327 Fax: 2514-5964

CTA-DFR- 3021 /2005


05006970

Rio de Janeiro, March 28, 2005.


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2005
WASH. D.C.
179
SECTION

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549 USA

SUPPL

At.: Division of Corporate Finance

Ref.: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 Centrais Elétricas Brasileiras SA – ELETROBRÁS (File n. 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) ("the Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copies of ANNOUNCEMENT OF MEETING and ANNOUNCEMENT TO SHAREHOLDERS published on March 28, 2005.

PROCESSED
APR 0 6 2005
THOMSON
FINANCIAL

With regards,





Mary Annie Cairns Guerrero
Head of Funding and Investor Relations Department

Centrais Elétricas Brasileiras S.A. - ELETROBRÁS
COMPANHIA ABERTA CGC N' 00001 18010001-26

ANNOUNCEMENT TO SHAREHOLDERS

We hereby inform the shareholders that Eletrobrás' Administration Council, in a meeting held March 22nd, 2005, decided to approve shareholders remuneration, regarding the year of 2004. The company will forward for deliberation of the Ordinary Stockholders Meeting, to be announced soon, the payment of such remuneration as interest on capital. Individuals and corporate entities who are shareholders of Eletrobrás on the day following the Ordinary Stockholders Meeting, are entitled to such remuneration. The Ordinary Stockholders Meeting will also estabilish the date of its payment.

The credited values will be considered, according to the legislation in force, imputed to the mandatory minimum dividend, as following:

TYPE OF SHARES	GROSS VALUE ON 12.31.2004 R$
Common	0,28575152
Preferred "A"	3,63952476
Preferred "B"	2,72964357

The payment will be made with retention of income tax of 15% (fifteen per cent), as according to the law.

In accordance with the estabilished in Eletrobrás' by-laws, the mentioned credits will be remunerated, as of December 31st 2004, until the effective payment date, with the application of 20% (twenty per cent) of income tax rate, according to on-going laws, applicable to the part of the remuneration equivalent to the variation of the Selic rate on interest on capital.

The retention of income tax in relation to interest on capital and remuneration of Selic rate will be charged to all shareholders, except for the persons who prove their condition of exemption, by sending to Eletrobrás the "Termo de Declaração e Compromisso", whose forms are available at http://www.eletrobras.com.br/RI_RelacaoInvestidores.asp, signed by the legal representatives and duly notarized, Enactment Form or Assembly Notes, until April 22nd 2005

Brasília, March 23rd 2005.

JOSÉ DRUMOND SARAIVA
Financial and Investor Relations Director

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

45th Ordinary Shareholders' Meeting and 142th Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to meet at the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on April 28, 2005, at 10:00 a.m., for the Ordinary Shareholders' Meeting and for the Extraordinary Shareholders' Meeting, to discuss the following subjects:

Ordinary Shareholders' Meeting:

1. Administration Report, Financial Statements and Opinion of the Fiscal Council, regarding the period ended on December 31, 2004;

2. Destination of the net income for the period and distribution of shareholders' remuneration;

3. Election of members of the Audit Committee and their respective substitutes;

4. Fixing of the remuneration of the members of Administration Council, Audit Committee and Board of Directors of ELETROBRÁS.

Extraordinary Shareholders' Meeting:

1. Proposal of the Administration for the conversion of credits of Compulsory Loan collected in the period from 1988 to 2004, in the amount of R$ 3.542.074.905,85, in preferred class "B" shares, with the resultant alteration of Article 6 of the company's by-laws to reflect the new amount of ELETROBRÁS' capital;

2. Proposal of the Administration for the increase of the Social Capital, based on the terms of Article 199, of Law 6404, of December 15, 1976, in the amount of R$ 2.397.003.239,48, without issuance of new shares, with the resultant alteration of Article 6 of the company's by-laws to reflect the new amount of ELETROBRÁS' capital;

3. Alteration of "caput" of Article 17 of the company's by-laws, in order to change the management period of the members of the Administration Council, from 3 years to 1 year.

The participation in such meetings will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until April 26, 2005, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Praia do Flamengo, 66 – Bloco A – 8th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m..

Brasília, March 28, 2005

DILMA VANA ROUSSEFF
President of the Administration Council